FILER:

COMPANY DATA:

COMPANY CONFORMED NAME:

ASTRIS ENERGI INC

CENTRAL INDEX KEY:

0001022518

STANDARD INDUSTRIAL CLASSIFICATION:

MISCELLANEOUS ELECTRICAL

                                          MACHINERY, EQUIPMENT & SUPPLIES [3690]

FILING VALUES:

FORM TYPE:

6-K

SEC ACT:

1934 Act

SEC FILE NUMBER:

000-31481

FILM NUMBER:

1799325

BUSINESS ADDRESS:

STREET 1:

2175 DUNWIN DR

STREET 2:

UNIT 6

CITY:

MISSISSAUGA ONTARIO

STATE:

A6

BUSINESS PHONE:

9056082000

MAIL ADDRESS:

STREET 1:

2175 DUNWIN DR

STREET 2:

UNIT 6

CITY:

MISSISSAUGA ONTARIO

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      For the quarter ended June 30, 2002

                               ASTRIS ENERGI INC.

             (Exact name of Registrant as specified in its charter)

            2175-6 DUNWIN DRIVE, MISSISSAUGA, ONTARIO, CANADA L5L 1X2

                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes  ( ) No  (X)

If "Yes" is marked, indicate below the file number assigned to the registrant in connection  with  Rule  12g3-2(b):  82-


                             ASTRIS ENERGI INC.

                                 FORM 6-K

                             TABLE OF CONTENTS

Part I.  Financial Information

Item 1.  Unaudited Consolidated Interim Financial Statements

          of Astris Energi Inc. for the six-month period

          ended June 30, 2002.                                              1

          Notes to Financial Statements

          1.     History and Organization of the Company                    4

          2.     Interim Reporting                                          4

          3.     Basis of Presentation                                      4

          4.     Related Party Transactions                                 5

          5.     Common Stock Options                                       6

          6.     Common Stock Transactions                                  6

Item 2.   Management Discussion and Analysis or Plan of Operation

          1.     Overview                                                   7

          2.     Financial Position                                         8

          3.     Three Months and Six Months Ended 6/30/01 and 6/30/02      8

          4.     Liquidity and Capital Resources                            9

          5.     Forward Looking Statements                                 9

Part II.  Other Information

Item 1.  Legal Proceedings                                                 10

Item 2.  Changes in Securities                                             10

Item 3.  Defaults upon Senior Securities                                   10

Item 4.  Submission of Matters to a Vote of Security holders               10

Item 5.  Other Information                                                 10

Item 6.  Exhibits and reports on form 6-K                                  10

SIGNATURES                                                                 11


PART 1   FINANCIAL INFORMATION

Item 1.  Unaudited Consolidated Interim Financial Statements

                                 ASTRIS ENERGI INC.

                                CONSOLIDATED INTERIM

                                FINANCIAL STATEMENTS

                                 (Canadian Dollars)

                                     (unaudited)

                         CONSOLIDATED INTERIM BALANCE SHEET




                                           2002                 2001

                                     -------------------------------------------

                                         June 30,    December 31,     June 30,

                                     ------------    ------------   ------------

<s>                                  <c>             <c>            <c>

ASSETS

Current

  Cash                               $     79,728   $     10,989   $     13,689

  Receivables                              32,683         37,563         47,028

  Prepaid expenses and deposits            46,758          1,050         13,050

  Marketable security                           -              -              -

  Investment tax credits refundable             -              -         61,000

  Deferred costs                          122,818        122,818        103,407

                                     ------------   ------------   ------------

                                          281,987        172,420        238,174

Capital assets                              6,258          5,180          4,700

                                     ------------   ------------   ------------

TOTAL ASSETS                         $    288,245   $    177,600   $    242,874

                                     ============   ============   ============

LIABILITIES

Current

  Payables and accruals              $    295,022   $    260,485   $    406,679

  Goods and Services Tax payable           22,149         23,041         28,083

                                     ------------   ------------   ------------

                                          317,171        283,526        434,762

Advances from related parties             403,288        417,287        432,288

                                     ------------   ------------   ------------

                                          720,459        700,813        867,050

                                     ------------   ------------   ------------

SHAREHOLDERS' DEFICIENCY

Stockholders' Equity:

  Common stock - 60,000,000 shares

    authorized, no par value;

    14,184,653 shares issued

    and outstanding                     2,447,796      2,059,226      1,658,541

Deficit                                (2,880,010)    (2,582,439)    (2,282,717)

                                     ------------   ------------   ------------

Total stockholders' equity               (432,214)      (523,213)      (624,176)

                                     ------------   ------------   ------------

TOTAL LIABILITIES AND STOCKHOLDERS'

  DEFICIENCY                         $    288,245   $    177,600   $    242,874

                                     ============   ============   ============



            SEE NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS


                                 ASTRIS ENERGI INC.

                    CONSOLIDATED INTERIM STATEMENT OF OPERATIONS

                                 (Canadian dollars)

                                     (unaudited)



                              2002                              2001

                  ------------------------------  ------------------------------

                  Six months to  Three months to  Six months to  Three months to

                     June 30          June 30        June 30         June 30

                  ------------------------------  ------------------------------

<s>                <c>             <c>             <c>             <c>

REVENUE            $     12,170    $     (7,925)   $     18,307    $      6,678

                   ------------    ------------    ------------    ------------

EXPENSES

  Subcontract           147,184          87,781         262,180          84,069

  General and

    administrative      114,772          64,140          60,436           3,121

  Professional fees      40,863          22,828          21,440          13,628

  Interest                6,000           3,000           6,000           3,000

  Amortization              922             611             602             301

                   ------------    ------------    ------------    ------------

                        309,741         178,360         350,658         104,119

                   ------------    ------------    ------------    ------------

Net loss before the

  following            (297,571)       (186,285)       (332,351)        (97,441)

Gain on sale of

  marketable security         -               -          38,089               -

                   ------------    ------------    ------------    ------------

Net loss for period    (297,571)       (186,285)       (294,262)        (97,441)

Deficit, beginning

  of period          (2,582,439)     (2,693,725)     (1,988,455)     (2,185,276)

                   ------------    ------------    ------------    ------------

Deficit, end of

  period           $ (2,880,010)   $ (2,880,010)   $ (2,282,717)   $ (2,282,717)

                   ============    ============    ============    =============

Net loss per

  common share     $     (0.022)   $     (0.013)   $     (0.024)   $     (0.008)

                   ============    ============    ============    ============



            SEE NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS


                                 ASTRIS ENERGI INC.

                     CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

                                  (Canadian dollars)

                                      (unaudited)


                                            2002                        2001

                                  -------------------------------------------------

                                  Six months  Three months  Six months  Three months

                                  to June 30   to June 30   to June 30   to June 30

                                  --------------------------------------------------


OPERATING

  Net loss for the period         $(297,571)  $(186,285)    $(294,262)  $ (97,441)

  Item not requiring cash

  -  amortization                       922         611           602         301

-

consulting fees paid in

capital stock to

non-related party               25,328      25,328         2,558      2,558

-

consulting fees paid in

capital stock to

related parties                 66,520      66,520             -          -

  Gain on sale of

     marketable security                  -           -      (38,089)          -

  Net change in non-cash

     working capital balances

     related to operations           (7,183)    (58,177)      100,873       3,361

                                  ---------   ---------     ---------   ---------

                                   (211,984)   (152,003)     (228,318)    (91,221)

                                  ---------   ---------     ---------   ---------

INVESTING

  Proceeds on sale of marketable

   security                               -           -        89,539           -

  Purchase of capital assets         (2,000)     (2,000)            -           -

                                 ----------   ---------     ---------   ---------

                                     (2,000)     (2,000)       89,539           -

                                 ----------   ---------     ---------   ---------

FINANCING

  Advances from (to)

     related parties                (14,000)    (34,000)       15,000     (27,500)

  Issuance of common shares         296,723     259,223       121,206     121,206

                                 ----------   ---------     ---------   ---------

                                    282,723     225,223       136,206      93,706

                                 ----------   ---------     ---------   ---------

Net increase (decrease)

  in cash during the period          68,739      71,220        (2,573)      2,485

Cash, beginning of period            10,989       8,508        16,262      11,204

                                 ----------   ---------     ---------   ---------

Cash, end of period              $   79,728   $  79,728     $  13,689   $  13,689

                                 ==========   =========     =========   =========

Net change in non-cash

  operating working capital

    Receivables                  $    4,880   $   5,028     $   1,664   $   6,159

    Prepaid expenses and

       deposits                     (45,708)    (36,598)       21,646     (12,000)

    Deferred costs                        -           -       (39,104)    (27,924)

    Current liabilities              33,645     (26,607)      116,667      37,126

                                 ----------   ---------     ---------   ---------

                                  $  (7,183)  $ (58,177)    $ 100,873   $   3,361

                                  =========   =========     =========   =========



           SEE NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS


ASTRIS ENERGI INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.   History and Organization of the Company

     Astris Energi Inc. ("AEI" or the "Company") was incorporated as Kayty

Exploration Ltd. on March 18, 1981, pursuant to the Companies Act of the

Province of Alberta, Canada to engage in oil and gas exploration activities. The Company subsequently changed its name to Kayty Inc. in August 1987, changed the place of incorporation to the Province of Ontario, Canada, and effected a one-for-ten reverse split of its Common Shares. In December 1994, the Company changed its name to WLD Inc. ("WLD") and effected a one-for-three reverse split of its Common Shares, reducing the outstanding Common Shares to 5,000,000 shares. By 1995, WLD had ceased exploration activities and sought other business activities.  In December 1995, the Company acquired Astris Inc. in exchange for 1,500,000 Common Shares and warrants for the purchase of 3,500,000 Common Shares, which warrants were subsequently exercised in 1997 at an exercise price of Cdn $0.05 per warrant, and changed its name to Astris Energi Inc. The purpose of the acquisition was that the Company was seeking a potentially promising business activity and Astris Inc. was seeking to be part of a public company, which might facilitate the raising of working capital to further the development of its fuel cell research. AEI began trading on the OTC.BB pink sheets under the trading symbol ASRNF on June 20, 2001.

2.   Interim Reporting

     In the opinion of management, the accompanying condensed consolidated interim financial statements contain all adjustments (consisting of only normal recurring accruals) necessary to fairly present the financial position of AEI as of June 30, 2002 and their results of operations for the three months and six months ended June 30, 2002 and 2001 and cash flows for the six months ended June 30, 2002 and 2001.

     Pursuant to the rules and regulations of the Securities and Exchange Commission, (the "SEC") certain information and disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in Canada have been condensed or omitted from these financial statements unless significant changes have taken place since the end of the most recent fiscal year.  The condensed consolidated interim financial reports are prepared with due consideration given to the adjustments that would normally be given at year end.  Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements of the Company as of December 31, 2001 and for the years ended December 31, 2001 and 2000 included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001 that was previously filed with the SEC.

     Results for the six months ended June 30, 2002 are not necessarily indicative of the results to be obtained for the full year.


ASTRIS ENERGI INC.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

3.     Basis of Presentation

     As used in this report, unless the context otherwise indicates, the terms

"we," "us," "our" and similar terms, as well as references to "Astris" or the

"Company", means Astris Energi Inc.  The financial statements are stated in Canadian dollars.  The exchange rate for month-end June 30, 2002 was Cdn $1.5162.  As shown in the accompanying financial statements, the Company had a net loss of Cdn $297,571 and net cash used in operating activities of Cdn $211,984 for the six months ended June 30, 2002. Management cannot determine if the Company will become profitable and when operating activities will begin to generate cash. If operating activities continue to use substantial amounts of cash, the Company will need additional financing. These matters raise substantial doubt about the ability of the Company to continue as a going concern.

     Historically, the Company has funded its operations through loans from the

Directors.  Management plans to obtain the funds needed to enable the Company to continue as a going concern either through a joint venture with a manufacturer of related products, or through a private placement offering. Management believes that with the necessary funding, the proprietary AFC technology patented by AEI offers a competitive advantage in the best subsequent performance/price ratio and can dominate the industry in the Company's marketplace.  However, management cannot provide any assurance that the Company will be successful in obtaining the funds needed to provide for the continued operation of the company.

4.   Related Party Transactions

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     On March 27, 2002, the Corporation agreed to settle obligations owing by the Corporation to certain directors and/or officers of the Corporation.  The following shares were issued April 2nd pursuant to the Directors’ Resolution dated March 27, 2002, at a price of US $0.20 per share:




Name of Officer/Director                   Price Paid/    Number of

or Former/Officer/Director                 Debt Owed      Common Shares

--------------------------                 -----------    -------------


Jiri Nor                                   US $10,360     51,800

Gerald A. Crawford                         US $ 5,150     25,750

Donald Blenkarn                            US $15,560     77,800

Gordon Emerson                             US $ 8,750     43,750

Timagami Financial                         US $13,750     68,750



     The Directors have agreed to support the Company until a joint venture or private placement is completed.


ASTRIS ENERGI INC.

NOTES  TO  CONDENSED  CONSOLIDATED  FINANCIAL  STATEMENTS

5.   Common Stock Options

     On September 25, 2001 the company created a stock option plan to be approved at the Annual Special Meeting of Shareholders allowing the directors the right to allocate up to 1,200,000 (one million two hundred thousand) common shares in the company to individuals providing services of great benefit to the

Company.  These common shares will be issued at market price.

     On June 14,2002, the Directors approved the allocation of options to Wintser Investments Limited (“WIL”) as an Eligible Consultant under the 2001 Stock Option Plan.  The option for 500,000 shares is vested to WIL at an exercise price of US $0.20.  The option may be exercised anytime on or before September 15, 2002.

6.   Common Stock Transactions

Common Shares Issued for Services

     On March 27, 2002 the Corporation agreed to settle obligations owed by the Corporation to certain creditors and/or consultants of the Corporation.  The following shares were issued April 2nd pursuant to the Directors’ Resolution dated March 27, 2002, at a price of US $0.20 per share:




Name of Creditor/Consultant

Price Paid/

      Number of

 Debt Owed

    Common Shares

---------------------------

-----------

    -------------


Gordon Molesworth                   US $15,830             79,000

Macnor Corp.                        US $32,825            164,125



     Macnor Corp. agreed to settle their outstanding consulting fees for by accepting shares in the corporation valued at the market price of US $0.20.

Sale of stock

     Private Placement Offering

     Kevin Thomas Little entered into a Subscription Agreement with the Company dated April 24, 2002.  Under the terms of this Subscription Agreement, Mr. Little subscribed for 12,500 Units of the Company, at a price of US$0.20 per Unit.   Each Unit consists of one common share in the capital of the Company and Share Purchase Warrant, which entitles Mr. Little to purchase Shares at an exercise price of US$0.50 per Share for a period of three years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 12,500 Shares in the capital of the Company to Kevin Thomas Little.  Additionally, the Company has reserved for issuance to Mr. Little 12,500 Shares in the capital of the Company for the timely exercise of the Warrants.  The Warrant Certificate issued to Mr. Little was filed as Exhibit B to the quarterly report filed for the period ended March 31, 2002.


     Anthony Durkacz entered into a Subscription Agreement with the Company dated April 24, 2002.  Under the terms of this Subscription Agreement, Mr. Durkacz subscribed for 112,500 Units of the Company, at a price of US$0.20 per Unit.   Each Unit consists of one common share in the capital of the Company and Share Purchase Warrant, which entitles Mr. Durkacz to purchase Shares at an exercise price of US$0.50 per Share for a period of three years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 112,500 Shares in the capital of the Company to Anthony Durkacz.  Additionally, the Company has reserved for issuance to Mr. Durkacz 112,500 Shares in the capital of the Company for the timely exercise of the Warrants. The Warrant Certificate issued to Mr. Durkacz was filed as Exhibit C to the quarterly report filed for the period ended March 31, 2002.

     Winster Investments Limited entered into a Subscription Agreement with the Company dated June 14, 2002.  Under the terms of this Subscription Agreement, Winster Investments Limited subscribed for 487,500 Units of the Company, at a price of US$0.20 per Unit.   Each Unit consists of one common share in the capital of the Company and Share Purchase Warrant, which entitles Winster Investments Limited to purchase Shares at an exercise price of US$0.50 per Share for a period of five years from the date of the Subscription Agreement.

     Based on the execution of the Subscription Agreement, the Company issued 487,500 Shares in the capital of the Company to Winster Investments Limited.  Additionally, the Company has reserved for issuance to Winster Investments Limited 487,500 Shares in the capital of the Company for the timely exercise of the Warrants.  The Warrant Certificate issued to Winster Investments Limited was filed as Exhibit D to the quarterly report filed for the period ended March 31, 2002.

Common Shares Issued to Retire Debt

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. A listing of the common shares issued on April 2, 2002 to retire debt to officers is detailed under NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS, Related Party Transactions above.  The Directors have agreed to support the Company until a joint venture or private placement is completed.

ITEM 2.  Management's Discussion and Analysis of financial condition and results of operations

1.   Overview

     The Company's mission is to develop affordable fuel cells, fuel cell power generators, and related small products for industrial, commercial, educational, scientific, transportation and similar applications. The Company intends to penetrate existing portable and other small generator markets with quiet, odorless, non-polluting and highly efficient fuel cell generators in those niche markets in which they can compete technically and economically.


     Since 1995, the Company has been engaged in the design, production and commercialization of alkaline fuel cell systems for industrial, commercial and retail markets.  The Company has completed and field-tested three separate fuel cell energy systems: a one-kilowatt portable unit, a fuel cell system to drive golf cars and similar small vehicles, and a four-kilowatt fuel cell to provide electricity, heat and hot water for an individual home or small business.  The main focus of the Company has been to develop and market a one-kilowatt alkaline fuel cell ("AFC") system which could be used to power golf cars, in-plant material movers and similar small vehicles. In March 2001, the Company completed an operating golf car powered by an AFC fuel cell system.   On the basis of these accomplishments, AEI is now seeking private placements and strategic partnerships to pursue pilot production of AFC units.  Near-term options for these AFC units include golf cars and other light, zero emission vehicles, NEVs, electric boats, silent and odorless generators for luxury yachts and recreational vehicles, UPS systems for computer networks, hospitals and similar small applications that can be served immediately by AEI fuel cell units.

2.   Financial Position

     In October 1998, the Company entered into a License Agreement and an Equipment Lease with Energy Ventures Inc. (Canada), a subsidiary of Energy Ventures Inc., a Delaware corporation, ("EVI").  As a result of the non-exclusive license, the Company acquired 200,000 shares of EVI common stock (see item #4 in Business Overview Annual Report 20F for 12/31/00).  The sale of more than 83,800 of these EVI shares in the spring of 2000 for a total proceeds of US $257,337 provided the cash resources necessary to finance the completion of the Company’s golf car project.  During the remainder of the year 2000, the Company sold another 11,200 shares of EVI for proceeds of US $29,286.  The remaining 102,900 EVI shares were sold in the first quarter of year 2001 and received net proceeds of US $63,957.

     EVI did not pay to the Company the Cdn $10,000 minimum annual royalty due March 31, 2001. The Company and EVI tentatively agreed to negotiate a settlement with respect to the non-payment in early July.  Board representatives for AEI met with board representatives of EVI.  Discussion centered on the current agreement between the two corporations and a future possible share exchange by each company.  A meeting with the management of EVI was held in October 2001.  At that time, the Company discovered that EVI changed its name to Energy Visions, Inc.  Management of Energy Visions, Inc. acknowledges the outstanding indebtedness to AEI.  The Company is awaiting the proposal for settlement from Energy Visions, Inc.

3.   Three Months and Six Months Ended 6/30/01 and 6/30/02

     As shown in the financial statements, the Company had a net loss of Cdn

$297,571 and net cash used in operating activities of Cdn $211,984 for the six months ended June 30, 2002. For the three months ended June 30, 2002, the Company had a net loss of $186,285.  As of June 30, 2002, the Company had Cdn $79,728 cash on hand and in the bank.

     The primary source of cash and financing for the Company for the six months then ended was Cdn $296,723 from the issuance of common shares of stock. The primary use of cash during that period was Cdn $211,984 to finance the Company's operations and Cdn $2,000 for the purchase of capital assets.


     The Company's total revenue was Cdn $12,170 during the six months ended

June 30, 2002, a decrease of 33% from its total revenue of Cdn $18,307 during the six months ended June 30, 2001. Revenue from the six months ended June 30, 2002 consisted mainly of product sales, literature sales,

compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.  The same six-month period for 2001 had revenue that consisted primarily of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.

     The Company's total revenue was Cdn ($7,925) during the three months ended June 30, 2002, a substantial decrease from its total revenue of Cdn $6,678 during the three months ended June 30, 2001. Revenue from the three months ended June 30, 2002 consisted mainly of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses.  The same three-month period for 2001 had revenue that consisted of product sales, literature sales, compensation for handling Goods and Services Tax, gain on currency exchange and miscellaneous expenses. The Company sustained a net loss of Cdn $297,571 for the six months ended June 30, 2002 compared to a net loss of Cdn $294,262 for the six months ended June 30, 2001. An increase in net loss of 1% prmarily resulted from two factors.  In the six months ended June 30, 2002 there was no sale of the EVI marketable security, as compared with Cdn $38,089 in the six months ended June 30, 2001.  Income during the six months ended June 30, 2002 was less than during the six months ended June 30, 2001.

     The Company sustained a net loss of Cdn $186,285 for the three months ended June 30, 2002 compared to a net loss of Cdn $97,441 for the three months ended June 30, 2001.  An increase of 90% in net loss can be primarily attributed to decreased revenues and increased general and administrative expenses during the three-month period ended June 30, 2002 as compared to the three-month period ended June 30, 2001.

4.   Liquidity and Capital Resources

     Certain Directors of the Company continue to support and fund the Company's operating expenses by loaning funds to cover its ongoing requirements. The Directors have agreed to support the company until a joint venture or private placement is completed.

     The Company has obtained additional outside capital through a sale of its Common Stock in a private placement offering. The Company has succeeded in placing its Common Stock on the O.T.C. Bulletin Board to facilitate such a financing. The Company completed a private placement in September 2001.

     In addition, the Company is in early negotiations to establish a strategic partnership with a manufacturer of related products.

5.   Forward Looking Statements

     This quarterly report contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, included in or incorporated by reference into this quarterly report, are forward-looking statements. In addition, when used in this document, the words "anticipate", "estimate", "project" and


similar expressions are intended to identify forward-looking statements.  These forward-looking statements are subject to certain risks, uncertainties and assumptions including risks relating to our limited operating history and operations losses; significant capital requirements; development of markets required for successful performance by the company, as well as other risks described in the Company's Annual Report on 20F and in this quarterly report.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Although the Company believes that the expectations we include in such forward-looking statements are reasonable we cannot assure you that these expectations will prove to be correct.

PART II OTHER INFORMATION

ITEM 1.  Legal Proceedings

     On November 10, 1999, E. Roy Birkett, a former director and officer of the Company, instituted an action against the Company in the Superior Court of Justice (Ontario) (File No. 99-CV-179868) seeking recovery of Cdn $315,000 he had advanced on behalf of the Company.  Mr. Birkett was President of the Company in 1995 when it acquired Astris Inc.  Included in a March 1995 Letter of Intent for the acquisition of Astris Inc. was the binding obligation of Mr. Birkett and the other then principals of the Company to advance funds to keep AEI operating until such time as they had raised or arranged a financing for the Company of a minimum of US$5,000,000.  Such financing was never obtained. Mr. Birkett originally sought actual damages in excess of Cdn $315,000, plus costs.

     In February 2001, Mr. Birkett's counsel requested the Company to consent to an expansion of Mr. Birkett's initial claim to Cdn $1,942,301, in order to cover additional expenses he allegedly incurred on behalf of the Company in 1995 with regards to the proposed financing.  The Company has chosen not to oppose this request as Canadian civil procedure allows permissive amendments to pleadings up until judgment.

     The Company believes that Mr. Birkett's claims are without merit, as the repayment obligation was conditional upon the obtaining of the financing.  In addition, the Company believes that there is no meritorious basis to the additional claim for expenses.  In addition to defending itself vigorously in this action, the Company has also filed a counterclaim to seek damages of Cdn $5,000,000.

     Both parties have completed their examination, and the pretrial hearing was held on July 12, 2002, before an independent judge in the Ontario Court.  The trial date is scheduled for October 7, 2002.

ITEMS 2-5:  Not applicable

ITEM 6:  Exhibits and Reports on 6-K

     The Company filed no Form 6-K reports during the fiscal quarter ended June 30, 2002.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   ASTRIS ENERGI INC.

                                   By:  /s/ Jiri K. Nor

                                   -----------------------------

                                   President

Date: September 18, 2002
